SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                         --------------------------


                               SCHEDULE 13D
                             (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. _____6________)1, 2


                 Kerzner International Limited (formerly known as
                        Sun International Hotels Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary shares, $0.001 par value per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   P8797T133
--------------------------------------------------------------------------------
                                (CUSIP Number)
--------------------------------------------------------------------------------
                               Jerome Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                October 10, 2003
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

2 This Schedule 13D shall also be deemed to amend Royale Resorts Holdings Limited's and Sun International Inc.'s Schedule 13D filed January 28, 2000 jointly by Royale Resorts Holdings Limited, Sun International Inc., and others.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------
          CUSIP No. P8797T133                                        13D
------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Kersaf Investments Limited
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                       [x]  (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of South Africa
--------- ----------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------

       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               - 0 -
                    ------- ----------------------------------------------------

      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 1,484,679
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,484,679
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, CO
--------- ----------------------------------------------------------------------

------------------------------------------------
          CUSIP No. P8797T133                                        13D
------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sun International Inc.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                       [x]  (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Panama
------------------- ------- ----------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                -  0 -
                    ------- ----------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               -  0 -
                    ------- ----------------------------------------------------

       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               - 0 -
                    ------- ----------------------------------------------------

      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 1,484,679

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,484,679
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

------------------------------------------------
          CUSIP No. P8797T133                                        13D
------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Royale Resorts Holdings Limited
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                       [x]  (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------- ----------------------------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                -  0 -
                    ------- ----------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------

       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               - 0 -
                    ------- ----------------------------------------------------

      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 1,384,379*

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,384,379
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

* Includes 983,579 Ordinary Shares held by Royale Resorts International Limited ("RRIL"), a 100% owned and controlled subsidiary of Royale Resorts.

This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D filed on July 19, 2001, as amended by Amendment No. 1 filed on July 9, 2002, Amendment No. 2 filed on December 9, 2002, Amendment No. 3 filed on December 24, 2002, Amendment No. 4 filed on June 3, 2003 and Amendment No. 5 filed on October 6, 2003 (collectively, the "Schedule 13D"), by Kersaf Investments Limited ("Kersaf"), Sun International Inc. ("Sun International") and Royale Resorts Holdings Limited ("Royale Resorts") relating to the ordinary shares, $0.001 par value per share, of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner," formerly known as Sun International Hotels Limited). Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.

1. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

         Item 5.  Interest in Securities of the Issuer.

                                              Ordinary Shares            Percent

              (a)    Kersaf:                  1,484,679                   (4.9%)
                     Sun International:       1,484,679                   (4.9%)
                     Royale Resorts:          1,384,379                   (4.6%)

                      Kersaf                  Ordinary Shares            Percent

              (b)    Sole Voting Power        0                               0%
                     Shared Voting Power      0                               0%
                     Sole Dispositive Power   0                               0%
                     Share Dispositive Power  1,484,679                   (4.9%)

              Kersaf may be deemed to share dispositive power with (a) Sun International, Royale Resorts and CMSA with respect to 1,384,379 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Sun International, with respect to 100,300 Ordinary Shares held by Sun International.

                     Sun International        Ordinary Shares            Percent

                     Sole Voting Power:        0                            (0%)
                     Shared Voting Power:      0                            (0%)
                     Sole Dispositive Power:   0                            (0%)
                     Shared Dispositive Power: 1,484,679                  (4.9%)

              Sun International may be deemed to share dispositive power with Royale Resorts, Kersaf and CMSA with respect to 1,384,379 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Kersaf with respect to 100,300 Ordinary Shares held by Sun International.

                     Royale Resorts           Ordinary Shares            Percent

                     Sole Voting Power:        0                            (0%)
                     Shared Voting Power:      0                            (0%)
                     Sole Dispositive Power:   0                            (0%)
                     Shared Dispositive Power: 1,384,379                  (4.6%)

              Royale Resorts may be deemed to share dispositive power with CMSA, Kersaf and Sun International with respect to 1,384,379 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts.

              (c) On the dates indicated below, Sun International, RRIL and RRHL sold on the New York Stock Exchange in open market transactions the number of Ordinary Shares for the per share consideration specified below:

                     Sun International

                     Date               Number of Shares    Price per share/US $
                     ----               ----------------    --------------------

                     10 October 2003          8,500             36.5000
                     13 October 2003          19,500            36.5455
                     14 October 2003          22,000            36.7648
                     16 October 2003          5,100             39.0059
                     20 October 2003          44,900            39.0427
                     18 March 2004            25,000            46.0073
                     24 March 2004            2,100             46.0000
                     25 March 2004            22,900            46.0040
                     26 March 2004            49,700            46.2295

                     RRIL

                     Date               Number of Shares    Price per share/US $
                     ----               ----------------    --------------------

                     23 October 2003          500               39.0000
                     19 December 2003         1,000             39.0000
                     22 December 2003         500               39.0000
                     23 December 2003         14,500            39.0563
                     24 December 2003         700               39.0000
                     29 December 2003         1,700             39.0000
                     31 December 2003         5,400             39.0104
                     23 February 2004         1,000             38.6520
                     23 February 2004         21,000            38.5344
                     24 February 2004         22,100            38.5101
                     26 February 2004         3,600             38.5011
                     27 February 2004         2,300             38.5000
                     1 March 2004             6,500             40.0000
                     2 March 2004             93,500            42.0983
                     8 March 2004             9,500             44.0004
                     9 March 2004             200               44.0000
                     15 March 2004            6,100             44.0002


                     RRHL

                     Date               Number of Shares    Price per share/US $
                     ----               ----------------    --------------------

                     15 March 2004            12,200            44.0002
                     16 March 2004            22,000            44.1330
                     17 March 2004            75,000            45.1226


              (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in paragraph
                     (a).

              (e)    Not applicable.

                                  Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Date:  March 29, 2004             KERSAF INVESTMENTS LIMITED

                                           By:   /s/ David Coutts-Trotter
                                                 -------------------------------
                                                 Name:      DC Coutts-Trotter
                                                 Title:     Executive Director



                                           Sun International Inc.

                                           By:   /s/ David Coutts-Trotter
                                                 -------------------------------
                                                 Name:      DC Coutts-Trotter
                                                 Title:     Executive Director



                                           Royale Resorts Holdings LIMITED

                                           By:   /s/ David Coutts-Trotter
                                                 -------------------------------
                                                 Name:      DC Coutts-Trotter
                                                 Title:     Executive Director